SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

31 March 2015

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

Aviva Annual Bonus Plan 2011 (ABP) and the Aviva Long Term Incentive Plan 2011 (LTIP)

•      On 30 March 2015 the following PDMRs received Aviva ordinary shares of 25 pence each (Shares) following the vesting of awards granted in 2012 under the ABP and the LTIP (the Plans). On the same date certain of the         PDMRs also sold shares received as detailed below.

Name	ABP or LTIP	Price at which Shares granted (pence)	Shares received from ABP or LTIP awards	No. of Shares sold	Price at which Shares sold (pence)
David Barral	ABP LTIP	336p 336p	38,255 40,317	38,255 40,317	549.85p 549.85p
Kirstine Cooper	ABP LTIP	336p 336p	25,148 22,974	- -	- -
John Lister	ABP LTIP	336p 336p	33,517 36,053	33,517 36,053	549.85p 549.85p
David McMillan	ABP LTIP	336p 336p	39,827 41,974	39,827 41,974	549.85p 549.85p
Maurice Tulloch	ABP LTIP	336p 336p	31,786 41,601	- -	- -
Jason Windsor	ABP LTIP	336p 336p	32,210 29,161	- -	- -

•      These Shares vested in accordance with the rules of the Plans and following performance testing of the LTIP award. The grant of awards under the LTIP was for nil consideration.  The LTIP award vested at 50% following         testing of Return on Equity (ROE) and Total Shareholder Return (TSR) performance factors, over a three year period (1 January 2012 to 31 December 2014).

• The awards under the ABP and LTIP were granted at a price of £3.36 per share which was based on the average share price of an Aviva ordinary share for 3 days prior to the date of grant.

• The releases under the ABP and LTIP include additional Shares received in lieu of dividends, which are subject to tax. The awards have been settled on a net-of-tax basis.

• The individuals selling their shares have met all shareholding requirements.

Aviva Recruitment and Retention Share Award Plan (RRSAP)

• Also on 30 March 2015 the following PDMRs received Shares following the vesting of awards granted under the RRSAP.

Name	Price at which Shares granted (pence)	Shares received RRSAP awards
Euan Munro	465p	57,495
Chris Wei	530p	48,979

•      These Shares vested in accordance with the rules of the RRSAP. The grant of awards under the RRSAP was for nil consideration.  The awards under the RRSAP were granted at a price of £5.30 per share for Chris Wei and         £4.65 per share for Euan Munro, which was based on the average share price of an Aviva ordinary share for 3 days prior to the date these individuals joined the company.

• The releases under the RRSAP include additional Shares received in lieu of dividends, which are subject to tax. The awards have been settled on a net-of-tax basis.

• The Award for Mr Munro was made upon his recruitment, in March 2014, and prior to him becoming a PDMR

• The award for Mr Wei is as announced 24 March 2015.

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 30 March 2015.

Media Enquiries:

Sarah Swailes                                                               +44 (0)207 662 6700

General Enquiries:

Liz Nicholls, Company Secretarial                            +44 (0)207 662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary